UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Allena Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

018119107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: HBM BioCapital II LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 619,073

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 619,073

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 619,073

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.6% (1)

12.	Type of Reporting Person (See Instructions): PN

(1)           Based on 23,465,665 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2019.

1.	Name of Reporting Persons: HBM BioCapital II Management Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 619,073

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 619,073

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 619,073

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.6% (1)

12.	Type of Reporting Person (See Instructions): CO, HC

(1) Based on 23,465,665 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2019.

Item 1.	(a).	Name of Issuer Allena Pharmaceuticals, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: One Newton Executive Park, Suite 202 Newton, MA 02462

Item 2(a).		Name of Person Filing See Item 2(c) below.
Item 2(b).		Address of Principal Business Office See Item 2(c) below.
Item 2(c).

Citizenship
(i) HBM BioCapital II LP

11-15 Seaton Place

St. Helier Y9

JE4 0QH

Citizenship: Jersey, Channel Islands

(ii) HBM BioCapital II Management Ltd.

11-15 Seaton Place

St. Helier Y9

JE4 0QH

Citizenship: Jersey, Channel Islands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Common Stock
Item 2(e).		CUSIP Number: 018119107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: 619,073 (1)
(b) Percent of class: 2.6% (2)
(c) Number of shares as to which the reporting person has: HBM BioCapital II LP
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 619,073 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 619,073 (1)
HBM BioCapital II Management Ltd.
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 619,073 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 619,073 (1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

(1)         The board of directors of HBM BioCapital II Management Ltd., the general partner of HBM BioCapital II LP, has voting and dispositive power with respect to the shares. The board of directors of HBM BioCapital II Management Ltd. consists of Mark Wanless, Andrew Wignall and Jim Millen, none of whom has individual voting or investment power with respect to the shares.

(2)         Based on 23,465,665 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2019.

Item 10.	Certification.
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2020

HBM BIOCAPITAL II LP

By:	/s/ Mathew Hague
Name:	Mathew Hague
Title:	Authorized Signatory

By:	/s/ Gunarathnam Gunasekaran
Name:	Gunarathnam Gunasekaran
Title:	Authorized Signatory

HBM BIOCAPITAL II MANAGEMENT LTD.

By:	/s/ Mathew Hague
Name:	Mathew Hague
Title:	Authorized Signatory

By:	/s/ Gunarathnam Gunasekaran
Name:	Gunarathnam Gunasekaran
Title:	Authorized Signatory

SIGNATURE PAGE TO SCHEDULE 13G AMENDMENT NO.1 (ALLENA PHARMACEUTICALS, INC.)

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 11, 2020, by and between HBM BioCapital II LP and HBM BioCapital II Management Ltd.